Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-225876

(October 31, 2018)

CREATIVE REALITIES, INC.

13100 Magisterial Drive, Suite 100
Louisville, KY 40223

October 31, 2018

VIA EMAIL

Slipstream Communications, LLC

99 River Road

Cos Cob, CT 06807

Attn: Thomas Russell

Fax: 203-422-7071

Email: trussell@pcalp.com

Re:	Additional Conversion Securities

To Whom It May Concern:

Reference is made to that certain Note Conversion Agreement dated October 29, 2018 (the “Note Conversion Agreement”) by and among Creative Realities, Inc., a Minnesota corporation (the “Company”), Creative Realities, LLC, a Delaware limited liability company, Wireless Ronin Technologies Canada, Inc., a Canada corporation, Conexus World Global, LLC, a Kentucky limited liability company, and Slipstream Communications, LLC, a Anguillan limited liability company (the “Holder”). Capitalized terms used in this letter have the meanings set forth in the Note Conversion Agreement.

Pursuant to the Note Conversion Agreement, and subject to the terms and conditions set forth therein, on the Closing Date, Holder has agreed with the Company to convert all amounts outstanding under the Notes into Conversion Securities at a conversion price equal to 80% of the lowest of the following: (i) if shares of Common Stock are sold without accompanying Warrants in the Public Offering, then the price at which shares of Common Stock are sold in the Public Offering, (ii) if units consisting of shares of Common Stock and Warrants are sold in the Public Offering, then the price per unit sold in the Public Offering, (iii) if units consisting of shares of Common Stock and Warrants are sold in the Public Offering, then the price at which shares of Common Stock initially may be purchased pursuant to the Warrants (i.e., the initial strike price of the Warrants) within each unit in the Public Offering, and (iv) the current conversion price provided under the Company’s Certificate of Designation for the Series A 6% Convertible Preferred Stock of $0.255 (subject, however, to equitable adjustments as provided in such Certificate of Designation).

To further facilitate the Public Offering, the Company hereby agrees that Holder shall be entitled to convert all amounts outstanding under the Notes into Conversion Securities at a conversion price equal to 70% (rather than 80%) of the lowest of the prices set forth in clauses (i) through (iv) above if Holder also purchases a minimum amount of Company securities in the Public Offering. The minimum amount of Company securities required to receive the discounted (70%) conversion price will be determined by the Company and the underwriters prior to the effective date of the registration statement for the Public Offering.

Holder is not required to purchase Company securities in the Public Offering. Further, Company securities have not been and will not be reserved for sale to Holder in the Public Offering (i.e., the Public Offering will not include a directed share component). Instead, all Company securities will be allocated for sale in the Public Offering by A.G.P./Alliance Global Partners, whom we have engaged to serve a representative of the underwriters. Therefore, we cannot assure you that you will be able to purchase Company securities in the Public Offering, and receive the discounted (70%) conversion price contemplated by this letter, even if you desire to do so. If you purchase Company securities in the Public Offering, the securities that you purchase (in addition to all Conversion Securities issued to you) will be subject to the restrictions of the lock-up arrangement in accordance with Section 1.1(c) of the Note Conversion Agreement (the “Lock-Up Agreement”). Your acceptance of the Conversion Securities based on the discounted (70%) conversion price shall be deemed an acknowledgement by you that restrictions in the Lock-Up Agreement apply to the Conversion Securities and securities that you purchase in the Public Offering.

Sincerely yours,

/s/ Rick Mills
Rick Mills, Chief Executive Officer

The Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement (File No. 333-225876) and a preliminary prospectus (the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, when they are available, copies of the Preliminary Prospectus may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 36th Floor, New York, New York 10022; or by calling toll free (866) 803-9204. The most recent Preliminary Prospectus filed with the SEC may be obtained by clicking on the active hyperlink below:

https://www.sec.gov/Archives/edgar/data/1356093/000121390018014695/fs12018a4_creativerealities.htm